Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Amounts in Thousands)

	Year Ended December 31,					September 30,
	1998	1999	2000	2001	2002	2002	2003
Pretax income from continuing operations	$76,443	$85,019	$99,317	$89,098	$99,888	$73,729	$146,927

Fixed charges:
Interest expense including amortization of deferred costs and capitalized interest	$67,050	$80,495	$94,252	$93,575	$85,673	$64,772	$73,917
Ground Rent 33%	$120	$176	$244	$234	$252	$186	$283
Preferred Dividends of consolidated subsidiaries	$186	$5,157	$15,301	$19,081	$18,338	$14,311	$2,236
Proportionate share of fixed charges of 50% owned joint ventures accounted for using equity method of accounting	$—	$—	$—	$—	$—	$—	$—

Total fixed charges	$67,356	$85,828	$109,797	$112,890	$104,263	$79,269	$76,436

Capitalized interest during the period	$(9,900)	$(13,400)	$(18,200)	$(12,927)	$(9,157)	$(7,184)	$(8,297)
Preferred Dividends of consolidated subsidiaries	$(186)	$(5,157)	$(15,301)	$(19,081)	$(18,338)	$(14,311)	$(2,236)
Amortization of capitalized interest during the period	$826	$1,272	$1,879	$2,310	$2,616	$1,973	$2,239
Majority-owned subsidiary adjustments	$3,312	$11,809	$19,593	$21,502	$21,570	$16,770	$4,802
Equity Company Adjustments	$(13,351)	$(24,713)	$(23,296)	$(18,560)	$(32,769)	$(22,398)	$(23,748)
Equity Company Adjustments Distributed Income	$12,903	$24,713	$23,296	$18,560	$32,769	$22,398	$23,748

Earnings before income taxes and fixed charges	$137,403	$165,371	$197,085	$193,792	$200,842	$150,246	$219,871

Ratio of earnings to fixed charges	2.04	1.93	1.79	1.72	1.93	1.90	2.88